SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K
(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the Year Ended December 31, 1997
                                       or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from ____ to ____

              Commission file number: Whitman Corporation 001-04710


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               WHITMAN CORPORATION
                                MASTER RETIREMENT
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               WHITMAN CORPORATION
                               3501 Algonquin Road
                         Rolling Meadows, Illinois 60008

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         WHITMAN CORPORATION
                                         MASTER RETIREMENT SAVINGS PLAN

                                     By:  /s/  RAYMOND B. WERNTZ
                                          Raymond B. Werntz
                                          Vice Present - Benefits & Compensation



Dated:  June 10, 1998

                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1997 AND 1996
                         TOGETHER WITH AUDITORS' REPORT

                               WHITMAN CORPORATION
                                MASTER RETIREMENT
                                  SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND EXHIBITS



Report of Independent Public Accountants

Financial Statements:

    Statements of Net Assets Available for Benefits, with Fund Information, as of December 31, 1997 and 1996

    Statements of Changes in Net Assets Available for Benefits, with Fund Information, for the years ended December 31, 1997 and 1996

    Notes to Financial Statements

Exhibits:

    Exhibit A --    Summary Annual Report

    Exhibit B --    Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of Whitman Corporation Master Retirement Savings
Plan:

We have audited the accompanying statements of net assets available for benefits of WHITMAN CORPORATION MASTER RETIREMENT SAVINGS PLAN as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP

Chicago, Illinois
June 10, 1998

                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             As of December 31, 1997

                              Participant Directed
                                Investment Funds

                                                                                                           Aggressive       Fixed
                                                              Conservative    Moderate        Growth         Growth        Income
                                                   Total        Portfolio     Portfolio      Portfolio      Portfolio       Fund
                                                -----------     ----------    ----------     ----------    -----------   ----------
Assets:

Plan interest in Whitman Corporation
   Defined Contribution Master Trust            $51,757,275     $1,342,930    $5,740,648     $9,908,515    $14,346,076   $9,460,189

Contributions Receivable:
  Participant                                        69,855          2,124         8,420         14,033         22,907       10,756
  Employer, net of forfeitures                       22,696            843         2,808          4,488          6,988        4,495
                                                -----------     ----------    ----------     ----------    -----------   ----------
          Total Assets                           51,849,826      1,345,897     5,751,876      9,927,036     14,375,971    9,475,440
                                                -----------     ----------    ----------     ----------    -----------   ----------
Liabilities:
   Expenses Payable                                  19,347            508         2,141          3,711          5,383        3,547
                                                -----------     ----------    ----------     ----------    -----------   ----------
          Total  Liabilities                         19,347            508         2,141          3,711          5,383        3,547
                                                -----------     ----------    ----------     ----------    -----------   ----------
Net Assets Available for Benefits               $51,830,479     $1,345,389    $5,749,735     $9,923,325    $14,370,588   $9,471,893
                                                ===========     ==========    ==========     ==========    ===========   ==========

                                                   Large           Small                       Whitman     Participant
                                                  Company         Company    International      Stock         Notes
                                                   Fund            Fund          Fund           Fund       Receivable       Other
                                                -----------     ----------    ----------     ----------    -----------   ----------
Assets:

Plan interest in Whitman Corporation
   Defined Contribution Master Trust            $ 4,871,034     $1,264,844    $  813,814     $1,818,847    $ 2,171,767   $   18,611

Contributions Receivable:
  Participant                                         5,694          1,884         1,554          2,483             --           --
  Employer, net of forfeitures                        1,311            558           417            788             --           --
                                                -----------     ----------    ----------     ----------    -----------   ----------
          Total Assets                            4,878,039      1,267,286       815,785      1,822,118      2,171,767       18,611
                                                -----------     ----------    ----------     ----------    -----------   ----------
Liabilities:
   Expenses Payable                                   1,819            468           306            679            785           --
                                                -----------     ----------    ----------     ----------    -----------   ----------
          Total  Liabilities                          1,819            468           306            679            785           --
                                                -----------     ----------    ----------     ----------    -----------   ----------
Net Assets Available for Benefits               $ 4,876,220     $1,266,818    $  815,479     $1,821,439    $ 2,170,982   $   18,611
                                                ===========     ==========    ==========     ==========    ===========   ==========

                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             As of December 31, 1996

                              Participant Directed
                                Investment Funds

                                                                                                           Aggressive       Fixed
                                                              Conservative    Moderate        Growth         Growth        Income
                                                   Total        Portfolio     Portfolio      Portfolio      Portfolio       Fund
                                                -----------     ----------    ----------     ----------    -----------   ----------
Assets:

Plan interest in Whitman Corporation
   Defined Contribution Master Trust            $36,017,284     $  935,634    $4,017,234     $6,637,779    $9,087,377    $8,497,980


Contributions Receivable:
  Participant                                       148,573          4,716        17,647         27,914        45,185        21,122
  Employer, net of forfeitures                       37,009          1,366         4,223          7,819        10,612         5,677
                                                -----------     ----------    ----------     ----------    ----------    ----------
          Total Assets                           36,202,866        941,716     4,039,104      6,673,512     9,143,174     8,524,779
                                                -----------     ----------    ----------     ----------    ----------    ----------
Liabilities:
   Expenses Payable                                  25,405            690         2,937          4,940         5,223         7,318
                                                -----------     ----------    ----------     ----------    ----------    ----------
          Total  Liabilities                         25,405            690         2,937          4,940         5,223         7,318
                                                -----------     ----------    ----------     ----------    ----------    ----------
Net Assets Available for Benefits               $36,177,461     $  941,026    $4,036,167     $6,668,572    $9,137,951    $8,517,461
                                                ===========     ==========    ==========     ==========    ==========    ==========

                                                   Large           Small                       Whitman     Participant
                                                  Company         Company    International      Stock         Notes
                                                   Fund            Fund           Fund          Fund       Receivable       Other
                                                ----------      ----------    ----------     ----------    ----------    ----------
Assets:

Plan interest in Whitman Corporation
   Defined Contribution Master Trust            $2,647,372      $  685,057    $  695,941     $1,234,160    $1,516,841    $   61,909

Contributions Receivable:
  Participant                                       12,452           4,470         4,214         10,853            --            --
  Employer, net of forfeitures                       2,980           1,173           864          2,295            --            --
                                                ----------      ----------    ----------     ----------    ----------    ----------
          Total Assets                           2,662,804         690,700       701,019      1,247,308     1,516,841        61,909
                                                ----------      ----------    ----------     ----------    ----------    ----------
Liabilities:
   Expenses Payable                                  1,866             499           512            934            --           486
                                                ----------      ----------    ----------     ----------    ----------    ----------
          Total  Liabilities                         1,866             499           512            934            --           486
                                                ----------      ----------    ----------     ----------    ----------    ----------
Net Assets Available for Benefits               $2,660,938      $  690,201    $  700,507     $1,246,374    $1,516,841    $   61,423
                                                ==========      ==========    ==========     ==========    ==========    ==========

                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      For the Year Ended December 31, 1997

                              Participant Directed
                                Investment Funds

                                                                                                          Aggressive       Fixed
                                                              Conservative    Moderate        Growth        Growth        Income
                                                  Total         Portfolio     Portfolio      Portfolio     Portfolio       Fund
                                              -----------     -----------   -----------     ----------     ---------     ----------
ADDITIONS TO NET ASSETS:

Net Investment Income from the
Whitman Corporation Defined
Contribution Master Trust                     $ 7,739,127     $  176,250    $  904,642      $1,732,605     $ 2,694,011   $  589,927

Contributions:
  Participant                                   5,572,377        186,905       635,191       1,095,673       1,850,896      773,099
  Employer, net of forfeitures                  2,013,014         76,053       222,377         401,367         635,771      322,094
  Transfer from prior plans                     2,892,720             --            --              --              --    2,892,720
                                              -----------     ----------    ----------      ----------     -----------   ----------
     Total Additions                           18,217,238        439,208     1,762,210       3,229,645       5,180,678    4,577,840
                                              -----------     ----------    ----------      ----------     -----------   ----------
DEDUCTIONS FROM NET ASSETS:

Participants' Withdrawals                       2,428,369         81,488       231,764         368,660         614,478      769,622
Administrative Expenses                           135,851          2,082         9,305          15,803          22,311       31,134
                                              -----------     ----------    ----------      ----------     -----------   ----------
    Total Deductions                            2,564,220         83,570       241,069         384,463         636,789      800,756
                                              -----------     ----------    ----------      ----------     -----------   ----------
Interfund Transfers                                    --        (48,725)     (192,427)       (409,571)       (688,748)   2,822,652
                                              -----------     ----------    ----------      ----------     -----------   ----------
Net increase (decrease)                        15,653,018        404,363     1,713,568       3,254,753       5,232,637      954,432

Net Assets Available for Benefits
At December 31, 1996                           36,177,461        941,026     4,036,167       6,668,572       9,137,951    8,517,461
                                              -----------     ----------    ----------      ----------     -----------   ----------
At December 31, 1997                          $51,830,479     $1,345,389    $5,749,735      $9,923,325     $14,370,588   $9,471,893
                                              ===========     ==========    ==========      ==========     ===========   ==========

                                                   Large           Small                       Whitman     Participant
                                                  Company         Company     International     Stock         Notes
                                                   Fund            Fund           Fund           Fund       Receivable      Other
                                              ------------    ------------  --------------  -----------    -----------   ----------
ADDITIONS TO NET ASSETS:

Net Investment Income from the
Whitman Corporation Defined
Contribution Master Trust                     $ 1,045,844     $  227,494    $   12,597      $  205,287     $  146,379    $    4,091

Contributions:
  Participant                                     464,613        148,695       135,257         292,728             --       (10,680)
  Employer, net of forfeitures                    168,001         54,860        40,331          92,160             --            --
  Transfer from prior plans                            --             --            --              --             --            --
                                              -----------     ----------    ----------      ----------     ----------    ----------
     Total Additions                            1,678,458        431,049       188,185         590,175        146,379        (6,589)
                                              -----------     ----------    ----------      ----------     ----------    ----------
DEDUCTIONS FROM NET ASSETS:

Participants' Withdrawals                         195,895        112,136        44,479          86,489        (66,539)      (10,103)
Administrative Expenses                             7,962          1,835         1,581           2,543            785        40,510
                                              -----------     ----------    ----------      ----------     ----------    ----------
    Total Deductions                              203,857        113,971        46,060          89,032        (65,754)       30,407
                                              -----------     ----------    ----------      ----------     ----------    ----------
Interfund Transfers                              (740,681)      (259,539)       27,153         (73,922)      (442,008)        5,816
                                              -----------     ----------    ----------      ----------     ----------    ----------
Net increase (decrease)                         2,215,282        576,617       114,972         575,065        654,141       (42,812)

Net Assets Available for Benefits
At December 31, 1996                            2,660,938        690,201       700,507       1,246,374      1,516,841        61,423
                                              -----------     ----------    ----------      ----------     ----------    ----------
At December 31, 1997                          $ 4,876,220     $1,266,818    $  815,479      $1,821,439     $2,170,982    $   18,611
                                              ===========     ==========    ==========      ==========     ==========    ==========

                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      For the Year Ended December 31, 1996

                              Participant Directed
                                Investment Funds

                                                                                                           Aggressive      Fixed
                                                              Conservative    Moderate        Growth         Growth       Income
                                                   Total        Portfolio     Portfolio      Portfolio      Portfolio      Fund
                                                ----------     ----------     ---------      ---------      ---------    ---------
ADDITIONS TO NET ASSETS:

Net Investment Income (Loss) from
the Whitman Corporation Defined
Contribution Master Trust                      $ 3,765,647      $ 78,695      $  437,612     $  837,340     $1,262,885   $  477,043

Contributions:
  Participant                                    4,728,551       167,319         598,361        904,891      1,279,938      874,758
  Employer, net of forfeitures                   1,327,538        53,526         163,483        273,400        327,159      292,589
                                              ------------      --------      ----------     ----------     ----------   ----------
     Total Additions                             9,821,736       299,540       1,199,456      2,015,631      2,869,982    1,644,390
                                              ------------      --------      ----------     ----------     ----------   ----------
DEDUCTIONS FROM NET ASSETS:

Participants' Withdrawals                        1,435,775        20,043         154,078        148,795        265,883      458,101
Administrative Expenses                             91,487         2,693          10,528         17,762         17,512       35,393
                                              ------------      --------      ----------     ----------     ----------   ----------
    Total Deductions                             1,527,262        22,736         164,606        166,557        283,395      493,494
                                              ------------      --------      ----------     ----------     ----------   ----------
Interfund Transfers                                     --       111,205         312,567        216,075       (531,313)     569,384
                                              ------------      --------      ----------     ----------     ----------   ----------
Net increase (decrease)                          8,294,474       165,599         722,283      1,632,999      3,117,900      581,512

Net Assets Available for Benefits
At December 31, 1995                            27,882,987       775,427       3,313,884      5,035,573      6,020,051    7,935,949
                                              ------------      --------      ----------     ----------     ----------   ----------
At December 31, 1996                           $36,177,461      $941,026      $4,036,167     $6,668,572     $9,137,951   $8,517,461
                                               ===========      ========      ==========     ==========     ==========   ==========

                                                  Large           Small                       Whitman       Participant
                                                 Company         Company    International      Stock           Notes
                                                  Fund            Fund          Fund           Fund         Receivable      Other
                                               -----------      ----------    ---------    ------------    ------------   ---------
ADDITIONS TO NET ASSETS:

Net Investment Income (Loss) from
the Whitman Corporation Defined
Contribution Master Trust                      $   462,719      $ 86,229      $ 37,626     $  (11,778)     $   93,835     $  3,441

Contributions:
  Participant                                      336,942       131,131       139,542        293,314              --        2,355
  Employer, net of forfeitures                      91,436        31,291        28,967         65,687              --           --
                                               -----------      --------      --------     ----------      ----------     --------
     Total Additions                               891,097       248,651       206,135        347,223          93,835        5,796
                                               -----------      --------      --------     ----------      ----------     --------
DEDUCTIONS FROM NET ASSETS:

Participants' Withdrawals                          111,759        14,987         7,148         45,216           5,117      204,648
Administrative Expenses                              5,982         1,711         1,799          3,781              --       (5,674)
                                               -----------      --------      --------     ----------      ----------     --------
    Total Deductions                               117,741        16,698         8,947         48,997           5,117      198,974
                                               -----------      --------      --------     ----------      ----------     --------
Interfund Transfers                               (126,269)      (32,013)      103,998        (17,002)       (542,779)     (63,853)
                                               -----------      --------      --------     ----------      ----------     --------
Net increase (decrease)                            899,625       263,966        93,190        315,228         631,497     (129,325)

Net Assets Available for Benefits
At December 31, 1995                             1,761,313       426,235       607,317        931,146         885,344      190,748
                                               -----------      --------      --------     ----------      ----------     --------
At December 31, 1996                           $ 2,660,938      $690,201      $700,507     $1,246,374      $1,516,841     $ 61,423
                                               ===========      ========      ========     ==========      ==========     ========

                               WHITMAN CORPORATION
                                MASTER RETIREMENT
                                  SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996

(1)  Description of Plan

The following brief description of the Whitman Corporation Master Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers eligible employees of Whitman Corporation and those of its subsidiary companies which adopt the Plan, with any company having adopted the Plan along with Whitman Corporation being considered an Employer. Any hourly employee who is a member of a group of employees to whom the Plan has been made available through collective bargaining, or through other unilateral employment requirements, and has elected to participate in the Plan is considered a Participant. During 1997 and 1996, three operating companies participated in this Plan Hussmann International, Inc. (Hussmann), Midas, Inc. (Midas) and Pepsi-Cola General Bottlers, Inc. (Pepsi). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan permits participating Employers to select from a variety of features to offer a custom- tailored Plan to employee groups. The Employer may offer the Plan in the form of a Pre-tax 401(k) Savings Plan or an After-tax Savings Plan. A variety of employee/employer contribution arrangements are available and are in effect for various employee groups.

The total annual pre-tax contributions by a Participant were limited in 1997 and 1996 to the lesser of $9,500 (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code) or the appropriate percentage of the Participant's total compensation during the year.

Forfeitures

Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a Participant has terminated or withdrawn from the Plan. In the event a Participant is rehired and reimburses the amount disbursed to him or her from the Plan within the time period specified in the Plan, the Employer is required to restore to the Participant's account any previously forfeited amount used to reduce Employer contributions.

Plan Termination

Although it has not expressed any intent to do so, Whitman Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant Accounts

Each Participant's account is credited with the Participant's contribution, Employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on Participant account balances. The benefit to which a
Participant is entitled is the benefit that can be provided from the Participant's account.

Participant Notes Receivable

In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one-half of the participants vested account balance or $50,000. The loans bear interest at the trustee's current prime rate in effect on Monday of the week the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years.

Vesting

Participants will be 100% vested in Employer contributions made after completion of 5 years of vesting service, if permanently disabled, upon attainment of age 65, upon death, or if terminated by an Employer for specific reasons.

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

Payment of Benefits

On termination of service, a Participant may elect to receive the value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum fifteen years, in the form of immediate or deferred annuity, or disbursement amounts at their discretion.

Expenses

External administrative expenses for the preparation and maintenance of the Plan's financial records and participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Plan Sponsor.

Investment Options

Participants in the Plan have the right to direct that their contributions and account balance be invested in one or more funds designated by the Plan's Administrative Committee as available for investment purposes. As of December 31, 1997 and 1996 contributions may be invested in the following funds:

                    o  Conservative Portfolio
                    o  Moderate Portfolio
                    o  Growth Portfolio
                    o  Aggressive Growth Portfolio
                    o  Fixed Income Fund
                    o  Large Company Fund
                    o  Small Company Fund
                    o  International Fund
                    o  Whitman Stock Fund

Earnings on investments in each of the investment funds are reinvested in the respective funds.

(2)  Interest in Whitman Corporation Defined Contribution Master Trust

Certain assets of the plan are in the Whitman Corporation Defined Contribution Master Trust (the Trust) which was established for the investment of assets of the plan and another Whitman Corporation sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Northern Trust Company (the Trustee). The Plan's interest in the net assets of the Trust is based on the individual plan participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 1997 and 1996, the Plan's interest in the net assets of the Trust was approximately 15% and 13%, respectively.

The Trust held the following classifications of investments as of December 31, 1997 and 1996:

                                               1997                  1996
                                          ------------          ------------
Investments at fair value:
Common Stock                              $ 40,068,461          $ 30,242,306
Collective Investment Trusts               233,152,798           175,641,362
Participant Notes Receivable                 7,932,041             6,746,501

Investments at contract value:
Investment contracts                        67,731,979            75,144,430
                                          ------------          ------------
Total Trust Investments                   $348,885,279          $287,774,599
                                          ============          ============

As of December 31, 1997 and 1996, the net assets of the Trust include the above investments and other miscellaneous net assets totaling $249,329 and $191,837, respectively.

Investment Income for the Trust is as follows for the years ended December 31, 1997 and 1996:

                                               1997                  1996
                                          ------------          -------------
Net appreciation (depreciation) in
fair value of investments:

Common Stock                              $  4,124,603          $    (412,321)
Collective Investment Trusts                42,698,298             23,102,103
                                          ------------          -------------
                                            46,822,901             22,689,782
Interest and Dividends                       6,275,399              5,693,825
                                          ------------          -------------
        Total Investment Income           $ 53,098,300          $  28,383,607
                                          ============          =============

(3)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Trust's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.


Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The aggregate average yield of the investment contracts for the year ended December 31, 1997 and 1996, was 6.5% and 7.0%, respectively. The aggregate interest rate for the investment contracts as of December 31, 1997 and 1996, was 6.7% and 6.5%, respectively. The fair value of the investment contracts in the Trust as of December 31, 1997 and 1996, was approximately $68,900,000 and $75,400,000, respectively.

The Trust records investment transactions on a trade date basis.

Benefits Paid to Participants

Benefits are recorded when paid.

Use of Estimates

The  financial  statements  have been  prepared  in  accordance  with  generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those estimates.

(4)   Transfer From Prior Plan

Effective January 1, 1997, the assets attributable to the hourly employees under the Lou Gen, Ltd. Profit Sharing Plan were transferred to the Plan.

(5)   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(6)   Subsequent Event

On June 23, 1997, Whitman Corporation announced the planned spin-offs of two of its operating subsidiaries, Midas and Hussmann to Whitman shareholders. Effective January 1, 1998, Midas created the Midas Retirement Savings Plan for Salaried Employees, the Midas Retirement Savings Plan for Hourly Employees, and the Midas Defined Contribution Master Trust; and Hussmann created the Hussmann International, Inc. Retirement Savings Plan for Salaried Employees, the Hussmann International, Inc. Retirement Savings Plan for Hourly Employees, and the Hussmann International, Inc. Defined Contribution Master Trust, to manage activity previously performed with the Whitman Corporation Retirement Savings Plan, the Whitman Corporation Master Retirement Savings Plan and the Whitman Corporation Defined Contribution Master Trust.

In conjunction with the spin-offs, investment management for the S&P 500, extended market, EAFE, and U.S. debt funds was transferred from Barclays Global Investors to State Street Global Advisors. Effective January 1, 1998, $224.7 million of Whitman Corporation Defined Contribution Master Trust assets were transferred from Barclays Global Investors to State Street Global Advisors. Effective January 9, 1998, the fair market value of assets attributable to the accounts of the participants who were employees of Midas and Hussmann was transferred by the Whitman Corporation Defined Contribution Master Trust to the Midas Defined Contribution Master Trust and Hussmann International, Inc. Defined Contribution Master Trust, respectively, in accordance with the Distribution and Indemnity Agreements executed by Whitman with Midas and Hussmann. The asset transfer was $59.6 million to the Midas Defined Contribution Master Trust and $95.6 million to the Hussmann International, Inc. Defined Contribution Master Trust.

On January 30, 1998, Whitman completed the dividend distribution of Midas and Hussmann common stock to Whitman shareholders of record on January 16, 1998. On February 3, 1998, the Whitman Corporation Defined Contribution Master Trust transferred the Midas and Hussmann shares received in the dividend distribution to the Midas Defined Contribution Master Trust and Hussmann International, Inc. Defined Contribution Master Trust, respectively, in exchange for Whitman Corporation common shares. The market value of the asset exchange was $2.1 million with the Midas Defined Contribution Master Trust and $5.7 million with the Hussmann International, Inc. Defined Contribution Master Trust.

                                                                      Exhibit A

                              SUMMARY ANNUAL REPORT
               WHITMAN CORPORATION MASTER RETIREMENT SAVINGS PLAN


This is a summary of the annual report for the Whitman Corporation Master Retirement Savings Plan , EIN 36-6076573 for January 1, 1997 through December 31, 1997. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT

Benefits under the Plan are provided by a trust or arrangement providing benefits partially through insurance and/or annuity contracts.

Plan expenses were $ 2,564,220. These expenses included $2,428,369 in benefits paid to participants and beneficiaries and $135,851 in other expenses. A total of 3,476 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of the plan assets, after subtracting liabilities of the plan, was $51,830,479 as of December 31, 1997, compared to $36,177,461 as of December 31, 1996. During the plan year, the plan experienced an increase in its net assets of $15,653,018. This increase includes unrealized appreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of assets at the beginning of the year or the cost of assets acquired during the year. The plan had total additions of
$18,217,238, including participant contributions of $5,572,377, employer contributions of $2,013,014, transfers from prior plans of $2,892,720, and a gain from investments of $7,739,127.

YOUR RIGHT TO ADDITIONAL INFORMATION

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

    1.   an accountant's report;
    2.   assets held for investment purposes;
    3.   schedule of reportable transactions;
    4.   Form 11-K Annual Report to the Securities and Exchange Commission; and
    5.   insurance information.

To obtain a copy of the full annual report, or any part thereof, write or call the office of Raymond B. Werntz, Vice President - Benefits and Compensation, 3501 Algonquin Road, Rolling Meadows, Illinois 60008, (847) 818-5000. The charge to cover copying costs will be $10.50 for the full annual report or $.15 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the net assets available for benefits, with fund information, of the plan and accompanying notes, or a statement of changes in net assets available for benefits, with fund information, of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of the report. The charge to cover copying costs given does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan at 3501 Algonquin Road, Rolling Meadows, Illinois 60008,
(847) 818-5000; the office of your personnel representative; or at the U.S. Department of Labor in Washington, DC or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N4677, Pension and Welfare Benefit Programs, Frances Perkins Department of Labor Building, 200 Constitution Avenue NW, Washington, DC, 20216.

                                                                      Exhibit B










                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation of our report, included in this Form 11-K, into Whitman Corporation's previously filed Registration Statement File No. 33-53427.




ARTHUR ANDERSEN LLP

Chicago, Illinois,
June 10, 1998